SUBSIDIARIES


Subsidiaries of First Essex Bancorp, Inc. include the following:

     A. First Essex Bank, FSB, a federally chartered corporation which has the following subsidiaries:

          1.)  First Essex Capital, Inc., a Massachusetts corporation

          2.)  First Essex Mortgage Company, Inc., a Massachusetts corporation

          3.)  First Essex Securities Corporation, a Massachusetts corporation

          4.)  MPL-NH, Inc., a New Hampshire corporation